SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13D-1(A) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13D-2(A))
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)
Capital Product Partners, L.P.

(Name of Issuer)
Common units, representing limited partner interests

(Title of Class of Securities)
Y11082107

(CUSIP Number)
Ioannis E. Lazaridis
Capital Maritime & Trading Corp.
3 Iassonos Street
Piraeus, 18537, Greece
Tel: +30 210 458-4950
with a copy to:
Jay Clayton, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
Tel: (212) 558-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 30, 2011

(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.	Y11082107	Page	2	of	6

1	NAME OF REPORTING PERSON Capital Maritime & Trading Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

The Republic of The Marshall Islands

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		17,763,305 Common Units (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

17,763,305 Common Units (1)

11	AGGREGATE AMOUNT OWNED BY EACH BENEFICIALLY REPORTING PERSON

17,763,305 Common Units (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.6%(2)

14	TYPE OF REPORTING PERSON

CO
(1) Upon the closing of Capital Product Partners L.P.’s (the “Issuer”) initial public offering on April 3, 2007 (the “Offering”) of common units (“Common Units”) representing limited partner interests in the Issuer, Capital Maritime & Trading Corp. (“Capital Maritime”) beneficially owned 8,805,522 subordinated units of the Issuer. In addition, Capital Maritime owns 100% of Capital GP L.L.C., the general partner of the Issuer (the “General Partner”). The General Partner has a 2% general partner interest in the Issuer and incentive distribution rights, which represent the right to receive an increasing percentage of quarterly distributions in excess of specified amounts. Capital Maritime is the indirect beneficial owner of the General Partner’s interest in the Issuer and its incentive distribution rights. The Marinakis family, including Evangelos M. Marinakis, through its beneficial ownership of Capital Maritime, may be deemed to beneficially own the Common Units held by Capital Maritime.
As described in the Issuer’s Amendments to Schedule 13D filed on April 30, 2008, February 26, 2009 and May 9, 2011, Capital Maritime increased these holdings such that it owned an aggregate of 18,262,651 Common Units as of September 29, 2011.
In connection with the acquisition of Crude Carriers Corp. (the “Merger”), pursuant to the Merger Agreement (as defined below), the Issuer issued an aggregate of 24,967,240 Common Units to the shareholders of Crude Carriers Corp. as merger consideration. After the consummation of the Merger, in order for the General Partner to maintain its 2% general partner interest in the Issuer, Capital Maritime made a capital contribution of 499,346 Common Units to the General Partner, which the General Partner then contributed to the Issuer in exchange for 499,346 general partner units (the Common Units contributed by the General Partner to the Issuer having subsequently been canceled).
(2) The percentages reported in this Schedule 13D are calculated using a denominator of 69,372,077, the sum of 44,904,183, or the number of Common Units reported outstanding prior to the consummation of the Merger on the Issuer’s Registration Statement on Form F-4 filed on June 9, 2011, as amended, plus 24,967,240 Common Units issued in connection with the Merger, minus 499,346 Common Units contributed by Capital Maritime to the Issuer in order for the General Partner to maintain its 2% general partner interest in the Issuer.

CUSIP No.	Y11082107	Page	3	of	6

1	NAME OF REPORTING PERSON Crude Carriers Investments Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

The Republic of The Marshall Islands

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,284,210 Common Units (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

3,284,210 Common Units (1)

11	AGGREGATE AMOUNT OWNED BY EACH BENEFICIALLY REPORTING PERSON

3,284,210 Common Units (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%(2)

14	TYPE OF REPORTING PERSON

CO
(1) Represents the number of Common Units Crude Carriers Investments Corp. (“CCIC”) received in exchange for 2,105,263 shares of Class B stock of Crude Carriers Corp. upon consummation of the Merger at the exchange ratio of 1.56.
The Marinakis family, including Evangelos M. Marinakis, through its beneficial ownership of CCIC, may be deemed to beneficially own the Common Units held by CCIC.
(2) The percentages reported in this Schedule 13D are calculated using a denominator of 69,372,077.

CUSIP No.	Y11082107	Page	4	of	6

1	NAME OF REPORTING PERSON Evangelos M. Marinakis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

The Republic of The Marshall Islands

	7	SOLE VOTING POWER:

NUMBER OF		226,200 Common Units (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		21,047,515 Common Units (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		226,200 Common Units (1)

WITH	10	SHARED DISPOSITIVE POWER:

21,047,515 Common Units (2)

11	AGGREGATE AMOUNT OWNED BY EACH BENEFICIALLY REPORTING PERSON

21,273,715 Common Units (1) (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.7%(3)

14	TYPE OF REPORTING PERSON

IN
(1) Represents the number of Common Units Evangelos M. Marinakis received in exchange for 145,000 shares of common stock of Crude Carriers Corp. upon consummation of the Merger at the exchange ratio of 1.56.
(2) Represents the number of Common Units held by CCIC and Capital Maritime that may be deemed to be beneficially owned by the Marinakis family, including Evangelos M. Marinakis. The Marinakis family may be deemed to beneficially own CCIC and Capital Maritime.
(3) The percentages reported in this Schedule 13D are calculated using a denominator of 69,372,077.

CUSIP No.	Y11082107	Page	5	of	6
               This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the disclosures in Item 5(a) of the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission on April 4, 2008, as amended by the amendments to such Schedule 13D filed on October 5, 2011, May 9, 2011, February 26, 2009 and April 30, 2008, relating to the common units, representing limited partner interests (the “Common Units”), of Capital Product Partners L.P., a limited partnership organized under the laws of the Republic of the Marshall Islands (the “Issuer”). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.
Item 5. Interest in Securities of the Issuer.
               Item 5(a) is hereby amended and restated as follows:
               (a) Capital Maritime beneficially owns 17,763,305 Common Units, representing 25.6% of the outstanding Common Units of the Issuer. In addition, Capital Maritime beneficially owns 1,415,757 General Partner Units through its ownership of the General Partner. Thus, as of October 5, 2011, Capital Maritime beneficially owns 27.1% of the 70,787,834 total outstanding units of the Issuer, including a 2% interest through its ownership of the General Partner.
               CCIC beneficially owns 3,284,210 Common Units, representing 4.7% of the outstanding Common Units of the Issuer.
               The Marinakis family, including Evangelos M. Marinakis, beneficially owns, in the aggregate, 21,273,715 Common Units through its beneficial ownership, amongst others, of CCIC and Capital Maritime, representing, in the aggregate, 30.7% of the outstanding Common Units of the Issuer. In addition, the Marinakis family, including Evangelos M. Marinakis, may be deemed to beneficially own 1,415,757 General Partner Units through its beneficial ownership of Capital Maritime, which owns the General Partner. Thus, as of October 5, 2011, Evangelos M. Marinakis may be deemed to beneficially own 32.1% of the 70,787,834 total outstanding units of the Issuer, including a 2% general partner interest.

CUSIP No.	Y11082107	Page	6	of	6
SIGNATURES
               After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: October 26, 2011

CAPITAL MARITIME & TRADING CORP.
/s/ Ioannis E. Lazaridis
Name:	Ioannis E. Lazaridis
Title:	Chief Financial Officer

CRUDE CARRIERS INVESTMENTS CORP.
/s/ Evangelos G. Bairactaris
Name:	Evangelos G. Bairactaris
Title:	Director

EVANGELOS M. MARINAKIS
/s/ Evangelos M. Marinakis